# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CNL Strategic Residential Credit, Inc., CIK 0002066337
CUSIP: 000000000
Title of class of securities: Class E Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 450 South Orange Ave, Suite 1400, Orlando, Florida (FL), 32801
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000942630

## Reporting persons
- CNL Residential Credit Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (50% of the class)
- SENEFF JAMES M JR: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (50% of the class)

## Item 1. Issuer
Name of issuer: CNL Strategic Residential Credit, Inc.
Address of issuer's principal executive offices: CNL Center at City Commons 450 South Orange Avenue, Suite 1400 Orlando, Florida 32801

## Item 2. Person Filing
Name of person filing:
The statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k), all of who together are referred to herein as "Reporting Persons")

(1) CNL Residential Credit Manager, LLC, a Delaware limited liability company (the "Advisor"), which directly beneficially owns Class E shares (as defined in Item 2(d)); and

(2) James M. Seneff, Jr., who indirectly wholly owns CNL Financial Group, LLC, which indirectly owns the Advisor through a subsidiary.
Address of principal business office or, if none, residence:
450 South Orange Avenue, Suite 1400, Orlando, Florida 32801
450 South Orange Avenue, Suite 1400, Orlando, Florida 32801
Citizenship:
Delaware
United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
CNL Residential Credit Manager, LLC: 100,000
James M. Seneff, Jr.: 100,000
Percent of class:
CNL Residential Credit Manager, LLC: 50%
James M. Seneff, Jr.: 50%
Sole power to vote or to direct the vote:
CNL Residential Credit Manager, LLC: 0
James M. Seneff, Jr.: 0
Shared power to vote or to direct the vote:
CNL Residential Credit Manager, LLC: 100,000
James M. Seneff, Jr.: 100,000
Sole power to dispose or to direct the disposition:
CNL Residential Credit Manager, LLC: 0
James M. Seneff, Jr.: 0
Shared power to dispose or to direct the disposition:
CNL Residential Credit Manager, LLC: 100,000
James M. Seneff, Jr.: 100,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
* Pursuant to Exhibit 99.1 - Joint Filing Statement filed herewith.

## Signatures
- CNL Residential Credit Manager, LLC: /s/ Tammy Tipton, Tammy J. Tipton, Chief Financial Officer (10/24/2025)
- SENEFF JAMES M JR: /s/ Bradley S. Yochum, Bradley S. Yochum, Attorney-in-Fact* (10/24/2025)
Comment: * Pursuant to a power of attorney dated September 16, 2025 filed herewith.